FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For October 30, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

Management Information Circular

2.

Proxy Form

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD. (Registrant)

Date: October 30, 2007	“Tony M. Ricci” (Name)
Its: Chief Financial Officer (Title)

PETAQUILLA MINERALS LTD.
#410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9
Telephone: (604) 694-0021
Facsimile: (604) 694-0063
Website: www.petaquilla.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on November 6, 2007

and

MANAGEMENT INFORMATION CIRCULAR

October 4, 2007

PETAQUILLA MINERALS LTD.
#410 - 475 West Georgia Street
Vancouver, B.C. V6B 4M9, Canada

Tel. No. (604) 694-0021 - Fax No. (604) 694-0063
Website: www.petaquilla.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of Petaquilla Minerals Ltd. (the “Company”) will be held at the Fairmont Waterfront Hotel, the Princess Louisa Suite, 2nd Floor, 900 Canada Place Way, Vancouver, BC, Canada, on Tuesday, November 6, 2007, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the report of the directors.

2.

To receive and consider the audited financial statements of the Company for the 15 months ended April 30, 2007, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis.

3.	To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

4.	To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5.	To elect directors to hold office until the close of the next Annual General Meeting.

6.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The audited financial statements of Company including the accompanying notes and auditor’s report for the 15 months ended April 30, 2007, accompany this Notice.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to November 6, 2007, being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on October 4, 2007, as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 4th day of October, 2007.

BY ORDER OF THE BOARD
Petaquilla Minerals Ltd.

“Richard Fifer”
Richard Fifer, President & CEO

PETAQUILLA MINERALS LTD.

MANAGEMENT INFORMATION CIRCULAR

As at October 2, 2007
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Petaquilla Minerals Ltd. (the “Company”), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:	The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57
(the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)	in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b)	in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the “Registered Shareholder”). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of the Company’s management. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:

(a)	STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)	BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Investor Services Inc., or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value (the “Common Shares”) and an unlimited number of preference shares without par value, of which 91,757,207 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed October 4, 2007, as the record date for the determination of the shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following is the only person who, or corporation which, beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities	Percentage of Issued Voting Securities
Walnut Street Absolute Return Fund, L.P.	11,370,000 Common	12.391%

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a)	any director or executive officer of the Company at any time since the commencement of the Company’s last completed financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS, DIRECTORS REPORT, MANAGEMENT’S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION

The Report of the Directors to Shareholders and the consolidated financial statements of the Company for the 15 months ended April 30, 2007 (the “Financial Statements”), including the accompanying notes and the auditor’s report, will be presented to the shareholders at the Meeting. These documents are being mailed to shareholders with this Information Circular.

Additional information relating to the Company may be found on SEDAR at www.sedar.com. A securityholder may contact the Company to request copies of the Company’s financial statements and Management’s Discussion and Analysis (“MD&A”). Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint Ernst & Young LLP of 23rd Floor, 700 West Georgia Street, Vancouver, BC, as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors. Ernst & Young LLP was appointed as auditor of the Company on June 20, 2007.

A copy of a Notice of Change of Auditor dated June 20, 2007 and letters, dated June 25, 2007, from Davidson & Company LLP, the former auditor, and dated June 22, 2007, from Ernst & Young LLP, the successor auditor, respectively, addressed to both the British Columbia Securities Commission and Ontario Securities Commission and Confirmation regarding Review by the Audit Committee or Board of Directors are attached hereto and form a part of this Information Circular.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect five directors of the Company for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province and Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(1)	Term of service as a director of the Company and First and Last Position in the Company(2)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)(4)
Richard Fifer Cocle Province, Panama	President of Geoinfo, S.A., a Panamanian company providing GIS (mapping) technology and solutions, 1994 to present; Former Chairman and President of CODEMIN (Panama State mining company); President’s Plenipotentiary Ambassador-at-large under the Ministry of Foreign Affairs Panama, March 2002 to September 2002; Governor of the Province of Cocle, Panama, September 1999 to February 2002	President & CEO, April 14, 2007 to present; Director, March 1993 to November 1998, July 2002 to July 2003 and November 12, 2003 to date. CEO, December 14, 2004 to March 23, 2005	1,386,383
Marco Tejeira Panama Province, Panama	Senior Partner Grimaldo Tejeira, a Panamanian law firm, January 1988 to present	Director, April 25, 2005, to date	23,000
John Cook New South Wales, Australia	Stockbroker with Reynolds & Co. Pty. Ltd., 1989 to date	Director, February 15, 2006, to date; Chairman of the Board, April 14, 2007, to date	Nil
Ralph Ansley New South Wales, Australia	Engineering Consultant to the mining industry	Director, June 6, 2006, to date.	61,500
Robert Baxter Lima Province, Peru	President and director of Norsemont Mining Inc., July 19, 2006, to date. Director of Mosam Capital Corp., February 1, 2006, to date. Director of Chariot Resources Ltd. since December 2002. Former General Manager of Baxter Consultants Engineering, a consulting company providing project appraisals to mining companies from 2000 to 2006.	Director, June 11, 2007, to date.	Nil

(1)	Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
(2)	For the purposes of disclosing positions held in the Company, "the Company" shall include the Company and/or a parent or subsidiary thereof.
(3)	Securities beneficially owned by directors is based on information furnished to the Company by the nominees.
(4)	As at April 30, 2007.

the Company has established a number of committees, the current members of which are as follows:

Audit	Compensation	Nominating and Corporate Governance
John Cook Ralph Ansley Marco Tejeira	John Cook Ralph Ansley Marco Tejeira	John Cook Marco Tejeira

AUDIT COMMITTEE DISCLOSURE

The Company is required to disclose certain information relating to its audit committee pursuant to Multilateral Instrument 52-109, Audit Committees. Reference is made to the Company’s Annual Report on Form 20-F, which may be found on SEDAR at www.sedar.com.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	"Chief Executive Officer” or “CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)	"Chief Financial Officer" or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)

“long-term incentive plan” or “LTIP” means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d)

“measurement period” means the period beginning at the “measurement point” which is established by the market close on the last trading day before the beginning of the Company’s fifth preceding financial year, through and including the end of the Company’s most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e)	"Named Executive Officers" or “NEOs” means the following individuals:

(i)	each CEO;

(ii)	each CFO;

(iii)	each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv)

any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f)	“normal retirement age” means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g)

“options” includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h)

“plan” includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i)	“replacement grant” means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j)

“repricing” of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k)

“stock appreciation right” or “SAR” means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

During the 15 month period ended April 30, 2007, set forth below (for the purposes of applicable securities legislation) are the Named Executive Officers.

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers (in CAD dollars).

NEO Name and Principal Position	Year (1)	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options granted (#)	Shares or Units subject to Resale Restrictions ($)	LTIP payouts ($)
Richard Fifer(2) President & CEO	2007 2006 2005	$202,308 $129,000 $24,800 (4)	Nil Nil Nil	Nil Nil Nil	2,770,216(3) 775,000 170,000	Nil Nil Nil	Nil Nil Nil	$252,200 Nil Nil
Michael Levy(5) President	2007 2006 2005	$139,750 $21,600 Nil	Nil Nil Nil	Nil Nil Nil	421,040 600,000(3) 450,000(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
John Cook(6) President	2007 2006 2005	$34,321 N/A N/A	Nil N/A N/A	Nil N/A N/A	531,200(3) N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Kenneth W. Morgan(8) CFO	2007 2006 2005	$12,140 $105,777 $91,680	Nil Nil Nil	Nil Nil Nil	175,000 888,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
John Watt(9) CFO	2007 2006 2005	$134,598 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	N/A N/A N/A	Nil N/A N/A	$250,000 N/A N/A
Tony M Ricci(10) CFO	2007 2006 2005	$28,325 N/A N/A	Nil N/A N/A	Nil N/A N/A	200,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

Notes:	1	During the period, the Company changed its fiscal year end from January 31 to April 30. The year for each 2005 and 2006 covers the period February 1 – January 31; the year for 2007 covers the period February 1, 2006 to April 30, 2007.

2	Richard Fifer was appointed President and CEO on April 14, 2007.

3	On October 17, 2006, coincident with a Plan of Arrangement optionees agreed to voluntarily reduce the number of shares under option to each of them to 60% of the number of shares then held under option. The amounts indicated reflect the total option granted to each of the individuals prior to such reduction. Effective October 17, 2006, the outstanding options were reduced by 40% as follows: (a) Richard Fifer surrendered 390,000 options; (b) Michael Levy surrendered 81,440 options; (c) John Cook surrendered 40,000 options from his 2006 grant; and (d) Graham Scott surrendered 28,800 options.

4	An additional $12,756 was due and owing to Mr. Fifer as of January 31, 2005.

5	Michael Levy resigned as President on February 20, 2007.

6	John Cook was appointed interim President on February 20, 2007, and resigned as interim President on April 14, 2007.

7	Although no compensation was paid directly to our Corporate Secretary, the Company paid legal fees to a firm controlled by our Corporate Secretary.

8	Kenneth Morgan resigned as CFO on February 26, 2006.

9	John Watt was appointed CFO on March 1, 2006, and resigned as CFO on November 3, 2006.

10	Tony Ricci was appointed CFO on November 3, 2006.

Options and SAR Repricing

The following table sets forth details of incentive stock options granted to each of the Named Executive Officers during the most recently completed financial period (February 1, 2006, to April 30, 2007) (the "Financial Period"):

NEO Name	Securities under Options/SARs granted (#)	Percent of Total Options/SARs granted to Employees in Financial Period(1)	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Richard Fifer	1,300,000(2) 1,470,216	13.38% 15.13%	$1.05(3) $2.01	$1.05(4) $2.01(5)	February 1, 2011 January 15, 2012
Michael Levy	300,000(2) 121,040	3.09% 1.25%	$1.05(2) $2.01	$1.05(4) $2.01(5)	February 1, 2011 January 15, 2012
John Cook	100,000(2) 431,200	1.03% 4.44%	$1.05(2) $2.01	$1.05(4) $2.01(5)	February 1, 2011 January 15, 2012
Graham H. Scott	100,000(2) 193,664	1.03% 1.99%	$1.05(2) $2.01	$1.05(4) $2.01(5)	February 1, 2011 January 15, 2012
Kenneth W. Morgan	175,000	1.80%	$1.05(2)	$1.05(4)	February 1, 2011
John Watt	Nil	N/A	N/A	N/A	N/A
Tony M. Ricci	200,000	2.06%	$2.01	$2.01(5)	January 15, 2012

(1)	Reflected as a percentage of the total number of options to purchase common shares granted during the Financial Period of February 1, 2006, to April 30, 2007.

(2)

On October 17, 2006, coincident with a Plan of Arrangement optionees agreed to voluntarily reduce the number of shares under option to each of them to 60% of the number of shares then held under option. The amounts indicated reflect the total option granted to each of the individuals prior to such reduction. Effective October 17, 2006, the outstanding options were reduced by 40% as follows: (a) Richard Fifer surrendered 390,000 options; (b) Michael Levy surrendered 81,440 options; (c) John Cook surrendered 40,000 options from his 2006 grant; and (d) Graham Scott surrendered 28,800 options.

(3)

Under a Plan of Arrangement effective October 18, 2006, each holder of an option to purchase shares of the Company became entitled to purchase one share of the Company and one share of Petaquilla Copper Ltd. Exercise price is the aggregate price required to exercise one option of the Company and one option of Petaquilla Copper Ltd. with half of the proceeds to be allocated to the Company and half to Petaquilla Copper Ltd. Both options must be exercised together until such time as Petaquilla Copper Ltd. is publicly traded.

(4)	Closing price of the Company’s common shares on the Toronto Stock Exchange on February 1, 2006.

(5)	Volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five trading days immediately preceding the option grant.

The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period and the financial year-end value of unexercised options:

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options/SARs at April 30, 2007 (#) Exercisable/ Unexercisable	Value of Unexercised in-the- money(2) Options/SARs at April 30, 2007 ($) Exercisable/ Unexercisable
Richard Fifer	1,105,200	$2,043,367	118,800/0 585,000/0 367,554/1,102,662	$253,044/0 $1,085,175/0 $135,995/$407,985
Michael Levy	978,960	$1,787,478	30,260/90,780	$11,196/$33,589
John Cook	Nil	Nil	60,000/0 107,800/323,400	$111,300/0 $39,886/$119,658
Graham H. Scott	28,000	$40,600	43,200/0 48,416/145,248	$80,136/0 $17,914/$53,742
Kenneth W. Morgan	1,024,600	$2,054,568	47,600/0	$63,308/0
John Watt	Nil	Nil	Nil	Nil
Tony M. Ricci	Nil	Nil	50,000/150,000	$18,500/$55,500

(1)	"Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

(2)	"In-the-money" means the excess of the market value of the common shares of the Company on April 30, 2007 ($2.38) over the base price of the options.

Option and SAR Repricings

There was no re-pricing of stock options granted to Named Executive Officers of the Company for the fiscal period ended April 30, 2007.

Defined Benefit or Actuarial Plan Disclosure

The Company and its subsidiaries do not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any employment contracts with any of this Named Executive Officers and has no plan or arrangement whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that Named Executive Officer’s resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a change in the Named Executive Officer’s responsibilities following such a change of control.

Composition of Compensation Committee

The Compensation Committee is comprised of three directors: Ralph Ansley, John Cook and Marco Tejeira.

Report on Executive Compensation

The Compensation Committee meets as required. The Committee reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Committee assesses on an annual basis the performance of the President against established objectives and reviews performance reports submitted for other executive officers.

Compensation Philosophy and Process

The Compensation Committee reviews the compensation of the directors on an annual basis, taking into account such matters as time commitment, responsibility and compensation provided by comparable companies, and makes a recommendation to the Board for approval annually.

Chief Executive Officer Compensation

Mr. Fifer is the President and CEO of the Company. As of April 30, 2007, he was paid a monthly rate of US$11,458.33. Up to February 20, 2007, Mr. Levy was the President and performed duties of the Chief Executive Officer and Mr. Levy was paid at a monthly rate of $7,500.

In determining Mr. Fifer and Mr. Levy’s monthly rate, the Compensation Committee reviewed industry surveys and public information relating to the compensation paid to chief executive officers of resource companies of equivalent sizes and levels of activity as those of the Company, and the rate of pay of other executive officers of the Company.

Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of the S&P/TSX Composite Index for the five-year period commencing January 31, 2002, and ending April 30, 2007.

The Company did not pay any dividends during the subject period.

FIVE YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT
ASSUMING DIVIDENDS ARE REINVESTED

(January 31, 2002 – April 30, 2007)

The common shares of the Company are posted and listed for trading on the Toronto Stock Exchange.

Compensation of Directors

During the Financial Period, no compensation was paid or is payable by the Company to the directors of the Company, other than the President (the “Other Directors”), or the directors of the Company’s subsidiaries for their services:

(a)	in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b)	as consultants or experts

except as set forth below and as otherwise herein disclosed:

(i)	Ralph Ansley was paid a total of $61,470 for his services in his capacity as a director of the Company and for his technical services provided;

(ii)	John Cook was paid a total of $34,321 for his services in his capacity as a director of the Company; and

(iii)	Marco Tejeira was paid a total of $103,005 for his services in his capacity as a director of the Company;

the Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options. During the Financial Period:

1.	On February 1, 2006, the Other Directors were granted incentive stock options to purchase up to an aggregate of 250,000(1) common shares of the Company exercisable for a term of five years from the date of grant at a price of $1.05(2) per share and, on January 15, 2007, the Other Directors were granted incentive stock options to purchase up to an aggregate of 1,350,292 common shares of the Company exercisable for a term of five years from the date of grant at a price of $2.01 per share; and

2.	the Other Directors, as a group, have exercised no incentive stock options from these grants.

(1)	On October 17, 2006, optionees agreed to voluntarily reduce the number of shares under option to each of them to 60% of the number of shares held under option. The amounts indicated reflect the total option granted to each of the individuals on February 1, 2006. Effective October 17, 2006, the outstanding options were reduced by 40%, and from this figure of 250,000, a total of 100,000 stock options were surrendered and cancelled.

(2)	Under a Plan of Arrangement effective October 18, 2006, each holder of an option to purchase shares of the Company became entitled to purchase one share of the Company and one share of Petaquilla Copper Ltd. Exercise price is the aggregate price required to exercise one option of the Company and one option of Petaquilla Copper Ltd. with half of the proceeds to be allocated to the Company and half to Petaquilla Copper Ltd. Both options must be exercised together until such time as Petaquilla Copper Ltd. is publicly traded.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Employee Incentive Stock Option Plan, as described below under the heading “Stock Option Plan”.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,115,767	$1.76(1)	1,324,313
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	8,115,767	$1.76(1)	1,324,313

(1)

Exercise price is the aggregate price required to exercise one option of the Company and one option of Petaquilla Copper Ltd. with half of the proceeds to be allocated to the Company and half to Petaquilla Copper Ltd. Both options must be exercised together until such time as Petaquilla Copper Ltd. is publicly traded.

Subsequent to April 30, 2007, an additional 900,000 stock options were granted.

STOCK OPTION PLAN

The Company has in place a Stock Option Plan which was approved by Shareholders at the Company’s Special General Meeting held on December 8, 2006 (the “Plan”). The Plan allows for a reserved 10,000,000 common shares of the Company to be issued pursuant to exercise of options under the Plan.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) as at the end of the most recently completed financial year, or as of the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company. The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)	a director or executive officer of a reporting issuer;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person other than a director or executive officer of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

the Company is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101, Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective June 30, 2005.

The Board of Directors

The Board consists of five directors, of which three directors, Ralph Ansley, Marco Tejeira and Robert Baxter are currently “independent” in the context of the Policy. Richard Fifer is not independent because he is the President and CEO of the Company. John Cook is not independent by virtue of having been an executive officer of the Company within the last three years.

Certain directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Ralph Ansley	Petaquilla Copper Ltd.
John Cook	Petaquilla Copper Ltd.
Richard Fifer	Petaquilla Copper Ltd.
Marco Tejeira	Petaquilla Copper Ltd.
Robert Baxter	Norsemont Mining Inc.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively discussed without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Since February 1, 2006, the Company has held nine board meetings. Mr. Marco Tejeira was absent from two meetings.

Board Mandate

The Board is responsible for supervising the management of the business and affairs of the Company. The Board has delegated the power to manage the everyday business and affairs of the Company to the officers of the Company. The Board has an oversight role and is not expected to perform or duplicate the tasks of the Chief Executive Officer, President or other members of management.

Position Descriptions

The Board of directors has not developed written position descriptions for the chairman of any Board committees, the Chief Executive Officer or the President. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members and the President, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. The appointment of a new director is a relatively infrequent event in the Company’s affairs, and each situation is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company. The practice of the Company is to initially appoint prospective directors to the Advisory board; this allows both the individual and the Company to evaluate the other. As an example, Mr. Baxter served on the Advisory board prior to being appointed as a Director. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”). A copy of the Code is attached to the Company’s Annual Report on Form 20-F, which is available on www.sedar.com or may be obtained by any shareholder by written request to the Company. The Company’s Nominating and Corporate Governance Committee (the “NCG”) is responsible for administering the Code and has delegated the day-to-day responsibilities for administering and interpreting the Code to the Company’s President.

Nomination of Directors

The Board has delegated to the NCG the responsibility of identifying suitable candidates for nomination to the Board (including candidates to fill any vacancies that may occur) and assessing their qualifications. The NCG is currently composed of two independent directors. The NCG recommends prospective director candidates for the Board's consideration and reviews the prospective candidates' qualifications with the Board. The Board retains the ultimate authority to nominate a candidate for election by the shareholders as a Director or to fill any vacancy on the Board that may occur. In identifying prospective Director candidates, the NCG considers facts and circumstances that it deems appropriate or advisable, including, among other things, the skills of the prospective Director candidate, his or her depth and breadth of business experience or other background characteristics, his or her independence and the needs of the Board. The Board considers and approves from time to time the criteria that it deems necessary or advisable for prospective Director candidates. The Board has full authority to modify such criteria from time to time, as it deems necessary or advisable.

Compensation

The Company has a Compensation Committee consisting of John Cook, Ralph Ansley and Marco Tejeira, of which Dr. Ansley and Mr. Tejeira are independent.

The Compensation Committee is responsible for reviewing, on an annual basis, the compensation paid to the Company’s Directors, to review the performance and compensation paid to the Company’s executive officers and to make recommendations on compensation to the Board.

Assessments

The Board has no formal process for the assessment of the effectiveness and contribution of the individual directors. Each director has extensive public company experience and is familiar with what is required of him. Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the financial period ended April 30, 2007.

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of October 4, 2007.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Petaquilla Minerals Ltd.

“Richard Fifer”
Richard Fifer, President & CEO

Schedule “A” to the Information Circular of
Petaquilla Minerals Corporation (the “Company”)

CHANGE OF AUDITOR PACKAGE

DAVIDSON & COMPANY LLP — Chartered Accountants — A Partnership of Incorporated Professionals

June 25, 2007

British Columbia Securities Commission
PO Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Ontario Securities Commission
20 Queen Street West, 19th Floor, Box 55
Toronto, Ontario
M5H 3S8

Dear Sirs:

Re: Petaquilla Minerals Ltd. (the "Company")
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated June 20, 2007 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

Davidson + Company LLP

DAVIDSON & COMPANY LLP
Chartered Accountants

cc: Toronto Stock Exchange

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, Canada V7Y 1C7

Phone: 604 891-8200
Fax: 604 643-5422

June 22, 2007

British Columbia Securities Commission
12th floor, 701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, BC V7Y 1L2

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, ON M5H 3S8

Dear Sirs/Mesdames:

Re: Petaquilla Minerals Ltd.
Change of Auditor Notice Dated June 20, 2007

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained therein, based upon our knowledge of the information at this date.

Yours sincerely,

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants

cc: The Board of Directors, Petaquilla Minerals Ltd.

1

A member of Ernst & Young Global

PETAQUILLA MINERALS LTD.

410 - 475 West Georgia Street
Vancouver, BC, Canada V6B 4M9
Tel: 604-694-0021
Fax: 604-694-0063
www.petaquilla.com

PETAQUILLA MINERALS LTD.

NOTICE OF CHANGE OF AUDITOR
(the "Notice")

Petaquilla Minerals Ltd. (the "Company") hereby provides notice pursuant to National Instruments 51-102, of a change of auditor from Davidson & Company LLP, Chartered Accountants, to Ernst & Young LLP.

The Company confirms that:

1. The Company has decided to change its auditors from Davidson & Company LLP, Chartered Accountants, of Suite 1200 – 609 Granville Street, Vancouver, BC V7Y 1G6 Canada to Ernst & Young LLP of Suite 2200, 700 West Georgia Street, Vancouver, BC V7Y 1C7 Canada.

2. The date of said change of auditor is June 20, 2007.

3. Davidson & Company LLP, Chartered Accountants, has resigned on their own initiative.

4. The resignation of Davidson & Company LLP, Chartered Accountants, and the appointment of Ernst & Young LLP have been approved by the Company's Audit Committee and Board of Directors.

5. Davidson & Company LLP, Chartered Accountants, report on any of the Company's financial statements relating to the relevant period as defined in National Instrument 51-102 did not contain any reservation.

6. There have been no reportable events as defined by National Instrument 51-102.

This notice and your reply will be part of the reporting package that will be filed with the applicable regulator or relevant securities administrators and a copy of the reporting package will also be delivered to your office.

DATED this 20th day of June, 2007.

PETAQUILLA MINERALS LTD.

"Tony Ricci"

Tony M. Ricci, CA
Chief Financial Officer

PETAQUILLA MINERALS LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on November 6, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on November 2, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

08AU07079.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Petaquilla Minerals Ltd. (the "Company") hereby appoints: Richard Fifer, President and CEO of the Company, or failing this person, John Cook, Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **Annual General Meeting of Petaquilla Minerals Ltd. to be held at the Fairmont Waterfront Hotel, the Princess Louisa Suite, 2nd Floor, 900 Canada Place Way, Vancouver, BC, Canada, on November 6, 2007 at 10:00 a.m. (Pacific Time)** and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Richard Fifer	☐	☐
02. John Cook	☐	☐
03. Ralph Ansley	☐	☐
04. Marco Tejeira	☐	☐
05. Robert Baxter	☐	☐

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2. Appointment of Auditors

To appoint Ernst & Young LLP as auditors of the Company.

For ☐ Withhold ☐

3. Fix Auditors' Remuneration

To authorize the Directors to fix the Auditors' Remuneration.

For ☐ Against ☐

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4. Grant Proxyholder Authority

To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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